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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -------------------------

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          -------------------------


                         Commission file number 0-19885


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                NCI BUILDING SYSTEMS, INC.
                                7301 FAIRVIEW
                                HOUSTON, TEXAS  77041






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
                         NCI 401(k) PROFIT SHARING PLAN


                               Table of Contents

*      Independent Auditors' Report   . . . . . . . . . . . . . . . . . . .    2

*      Statement of Net Assets Available for Benefits   . . . . . . . . . .    3

*      Statement of Changes in Net Assets Available for Benefits  . . . . .    4

*      Notes to Financial Statements  . . . . . . . . . . . . . . . . . . .  5-8

*      Supplemental Schedules:

              Schedule of Assets Held for Investment Purposes   . . . . . .    9

              Schedule of Reportable Transactions   . . . . . . . . . . . .   10

                       [KOLKHORST & KOLKHORST LETTERHEAD]


                         INDEPENDENT'S AUDITOR'S REPORT

Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Board of Trustees. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NCI 401(k) Profit Sharing Plan, as of December 31, 1996, were audited by other auditors whose report dated October 8, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                       /s/ KOLKHORST & KOLKHORST

Houston, Texas
May 22, 1998

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1997 and 1996

                                     ASSETS

                                                       December 31,
                                               -----------------------------
                                                  1997             1996
                                               ------------     ------------
INVESTMENTS - at fair value
   NationsBank Stable Capital Fund             $  1,058,172     $    624,832
   Nations Balanced Assets Fund                   1,404,714          758,917
   Nations Capital Growth Fund                    2,931,868        1,515,819
   Nations Strategic Fixed Income Fund              694,021          495,310
   NCI Stock Fund                                12,249,232       10,411,411
   Other                                                 --               --
                                               ------------     ------------
                                                 18,338,007       13,806,289

CONTRIBUTIONS RECEIVABLE                                 --               --

CASH AND CASH EQUIVALENTS                            83,549          114,663
                                               ------------     ------------

TOTAL ASSETS                                     18,421,556       13,920,952

LIABILITIES
   Accounts payable                                      --          (33,554)
                                               ------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $ 18,421,556     $ 13,887,398
                                               ============     ============


            See independent auditors' report and accompanying notes
                          to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997


                                                                                    Participant Directed
                                             --------------------------------------------------------------------------------------
                                             Nationsbank       Nations      Nations          Nations         NCI
                                               Stable         Balanced    Capital Growth Strategic Fixed    Common
                                                Fund           Assets         Fund        Income Fund       Stock         Other
                                             ------------   ------------  ------------    ------------   ------------  ------------
ADDITIONS TO NET ASSETS
Interest and dividend income                 $         81   $     34,328  $      2,897    $     36,536   $      1,561  $      6,175
Net unrealized appreciation (depreciation)
 of investments and net realized gain on
 sale of investments                               52,563        169,483       546,530          13,544        114,575            --
                                             ------------   ------------  ------------    ------------   ------------  ------------
   Total earnings                                  52,644        203,811       549,427          50,080        116,136         6,175
Contributions
 Participant                                      320,854        305,306       632,811         177,019        865,684            --
 Employer                                              --             --                                                         --
 Rollovers/other                                   16,922         48,105        52,201           8,488         28,699            --
                                             ------------   ------------  ------------    ------------   ------------  ------------
   Total contributions                            337,776        353,411       685,012         185,507        894,383            --
                                             ------------   ------------  ------------    ------------   ------------  ------------
     TOTAL ADDITIONS                              390,420        557,222     1,234,439         235,587      1,010,519         6,175
DEDUCTIONS FROM NET ASSETS
Benefits paid to terminated participants         (136,918)       (98,245)      (68,410)        (22,916)      (248,793)           --
Administrative/other expenses                         (93)           (91)         (193)            (53)          (996)      (81,854)
                                             ------------   ------------  ------------    ------------   ------------  ------------
     TOTAL DEDUCTIONS                            (137,011)       (98,336)      (68,603)        (22,969)      (249,790)      (81,854)

NET INTERFUND TRANSFERS                           157,555        186,910       255,393         (13,907)            --        95,314
                                             ------------   ------------  ------------    ------------   ------------  ------------
NET INCREASE (DECREASE)                           410,964        645,796     1,421,231         198,711        760,729        19,635
NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of year                                647,208        758,918     1,510,637         495,310      3,772,041        63,914
                                             ------------   ------------  ------------    ------------   ------------  ------------
 End of year                                 $  1,058,172   $  1,404,714  $  2,931,868    $    694,021   $  4,532,770  $     83,549
                                             ============   ============  ============    ============   ============  ============
                                               Non-Participant
                                                   Directed
                                                 ------------
                                                     NCI
                                                    Common
                                                  Stock Fund         Total
                                                 ------------    ------------
ADDITIONS TO NET ASSETS
Interest and dividend income                     $         --    $     81,578
Net unrealized appreciation (depreciation)
 of investments and net realized gain on
 sale of investments                                   50,602         947,297
                                                 ------------    ------------
   Total earnings                                      50,602       1,028,875
Contributions
 Participant                                                        2,301,674
 Employer                                           1,959,813       1,959,813
 Rollovers/other                                                      154,415
                                                 ------------    ------------
   Total contributions                              1,959,813       4,415,902
                                                 ------------    ------------
     TOTAL ADDITIONS                                2,010,415       5,444,777
DEDUCTIONS FROM NET ASSETS
Benefits paid to terminated participants             (252,058)       (827,340)
Administrative/other expenses                              --         (83,280)
                                                 ------------    ------------
     TOTAL DEDUCTIONS                                (252,058)       (910,619)

NET INTERFUND TRANSFERS                              (681,265)             --
                                                 ------------    ------------
NET INCREASE (DECREASE)                             1,077,092       4,534,158
NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of year                                  6,639,370      13,887,398
                                                 ------------    ------------
 End of year                                     $    716,462    $ 18,421,556
                                                 ============    ============

               See independent auditors' report and accompanying
                       notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision

Qualified participants may elect to defer a percent of their salary at each pay period. The amount of deferral may not exceed 10% of compensation (5% for participants in the highly compensated group) for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 1997 and 1996, the Company made a matching contribution equal to 100 percent of the participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $1,959,813 and $1,529,810 for the years ended December 31, 1997 and 1996, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        NCI 401 (k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the reminder of their accounts is based on years of continuous service as follows:

    Years of Service                                      Vested Percentage
-----------------------------                        --------------------------
Less than three years                                           0%
Three years                                                    20%
Each additional year                                           20%
Seven or more years                                           100%

Expenses

The Company has paid a premium to acquire a $1,000,000 fidelity bond and also incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $3,500.

Plan Amendments

During the year, the Plan was amended to give credit for years of service for vesting purposes for employees of the Company acquired during 1997.

Disposition of Forfeitures

The Plan stipulates that forfeitures are first used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Investment Options

The Plan offers five investment options in which the employees may elect to participate. Four of the options are mutual funds, and the fifth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company stock.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                            December 31,
                                                    ----------------------------
                                                        1997             1996
                                                    -----------      -----------
NationsBank Stable Capital Fund                     $ 1,058,172      $   624,832
Nations Balanced Assets Fund                          1,404,714          758,917
Nations Strategic Fixed Income Fund                     694,021          495,310
Nations Capital Growth Fund                           2,931,868        1,515,819
NCI Common Stock Fund                                12,249,232       10,411,411
Other                                                        --               --
                                                    -----------      -----------
                                                    $18,338,007      $13,806,289
                                                    ===========      ===========

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on March 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                                December 31, 1997

Item 27a - Schedule of Assets Held for Investments Purposes for the Year Ended December 31, 1997

(a)                    (b)                              (c)                          (d)                 (e)
-------------------------------------------------------------------------------------------------------------------
                 Identity of Issue                 Description of                    Cost              Current
                 Borrower, Lessor,            Including Maturity Date, Rate                             Value
                 or Similar Party            of Interest, Collateral, Par
                                                 or Maturity Value
-------------------------------------------------------------------------------------------------------------------
            NationsBank Stable Capital                 Mutual Fund               $      973,059      $   1,058,172
              Nations Balanced Assets                  Mutual Fund               $    1,479,918      $   1,404,714
          Nations Strategic Fixed Income               Mutual Fund               $      685,544      $     694,021
              Nations Capital Growth                   Mutual Fund               $    3,113,392      $   2,931,868
                     NCI Stock                Qualified Employer Securities      $    7,671,614      $  12,249,232

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                          Year ended December 31, 1997

Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997

  (a)               (b)                (c)              (d)        (e)       (f)         (g)              (h)              (i)
----------------------------------------------------------------------------------------------------------------------------------
Identity         Description         Purchase         Selling     Lease     Expense    Cost of          Current          Net Gain
of Party         of Assets            Price            Price     Expense   Incurred     Asset           Value of          (Loss)
Involved                                                                                               Assets on
                                                                                                      Transaction
                                                                                                         Date
----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions relating to the same issue of securities in excess of 5% of current value of the Plan assets:

       NCI Stock Fund               $ 3,436,788                                      $  3,436,788    $  3,436,788
       NCI Stock Fund                               $ 1,760,800                      $  1,703,928    $  1,760,800       $ 29,872

       Nations Balanced Assets      $ 1,029,841                                      $  1,029,841    $  1,029,841
       Nations Balanced Assets                      $   325,100                      $    315,398    $    325,100       $  9,702

       Nations Capital Growth       $ 1,924,704                                      $  1,924,704    $  1,924,704
       Nations Capital Growth                       $   399,714                      $    386,074    $    399,714       $ 13,640

       Nations Stable Capital       $   722,482                                      $    722,482    $    722,482
       Nations Stable Capital                       $   341,524                      $    333,622    $    341,524       $  7,902

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                   SIGNATURES



       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NCI BUILDING SYSTEMS INC., AS ADMINISTRATOR
                                   FOR THE NCI 401(k) PROFIT SHARING PLAN


DATE: JUNE 30, 1998                BY: /s/ DONNIE R. HUMPHRIES
                                      -----------------------------------------
                                           Donnie R. Humphries
                                      -----------------------------------------
                                           Vice President - Human Resources
                                      -----------------------------------------

                               INDEX TO EXHIBITS



Exhibit                  Description
-------                  -----------
23.1                     Consent of Independent Auditors